August 13, 2010

VIA EDGAR

Matthew Crispino, Esq.
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	MAM Software Group, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed on July 14, 2010 File No. 333-167483

Dear Mr. Crispino:

We are counsel to MAM Software Group, Inc. (“MAM,” the “Company” or “our client”).  On behalf of our client, we respond as follows to the Staff’s issues raised during our telephonic conferences that took place subsequent to the issuance of the Staff’s comment letter dated August 3, 2010 (the “Comment Letter”) relating to the above-captioned Registration Statement.

During such telephonic conferences with the Staff, the Staff requested further clarification as to whether Wynnefield Capital should be identified as an underwriter. Specifically, whether Wynnefield Capital was a participant in the distribution of our client’s shares of common stock pursuant to the Registration Statement under Section 2(a)(11) of Securities Act of 1933, as amended (the “Act”). If such participation be present, then the Staff believes that Wynnefield Capital would be an underwriter and further disclosures would be required in the Registration Statement.

Under Section 2(a)(11), underwriter status encompasses three classes:

(a)	“any person who has purchased from an issuer with a view to . . . the distribution of any security” (“Class 1”);

(b)	“any person who . . . sells [solicits “an offer to buy”, section 2(3)] for an issuer in connection with, the distribution of any security” (“Class 2”); and

Matthew Crispino, Esq.
Securities and Exchange Commission
Division of Corporation Finance
August 13, 2010

(c)	“any person who . . . participates or has a direct or indirect participation in any such undertaking.” (“Class 3”).

For the reasons set forth below, we respectfully suggest that Wynnefield Capital does not fit into any of the classes described above, and, accordingly, is not an underwriter.

We will put Wynnefield Capital’s involvement in this rights offering in context. As we explained in our prior correspondence, Dwight B. Mamanteo, one of the Company’s six directors, is Portfolio Manager at Wynnefield Capital, Inc.  Wynnefield Capital, Inc. functions as the investment manager of the Wynnefield Persons, as described in Footnote 2 to the section of the Prospectus entitled “Security Ownership of Certain Beneficial Owners and Management.”  During a meeting of the Company’s Board of Directors (the “Board”) in preliminary discussions regarding this rights offering, which were held in conjunction with the regular performance of his duties as a director of the Company, Mr. Mamanteo expressed to the Board the likely intent of the Wynnefield Persons to exercise its basic subscription rights and, if applicable, to over-subscribe to the maximum amount of shares available to it as a shareholder in the event the Company chose to proceed with a rights offering as a means to raising additional equity capital.  In this regard, Wynnefield Capital did not make any formal commitment to do so, See Registration Statement, “Questions and Answers Related to the Rights Offering”, page 2; first Q&A.

Mr. Mamanteo also participated with the other directors of the Company in discussing the merits of this rights offering. That, we have been informed, was the extent of Mr. Mamanteo’s involvement (or, for that matter, Wynnefield Capital’s involvement) in the establishment or structuring of this rights offering.  Significantly, Mr. Mamanteo was not a member of the Special Committee that was intimately involved in the establishment of the rights offering and ultimately determined the offering price of this rights offering. See Registration Statement, “Determination of Offering Price,” page 17.

Subsequent to our discussions with the Staff, we have confirmed with representatives of Wynnefield Capital that:

(a)  They have no intention to purchase securities from the Company with the view towards the distribution of those securities in connection with this rights offering (“Class 1”).

(b)  They have no intention to sell or solicit “an offer to buy” for the Company in connection with the distribution of securities contemplated by this rights offering (“Class 2”).

(c)  They have no intention to participate in any endeavor described above (Class 3).

In addition, we have also been advised by representatives of Wynnefield Capital that it is not a broker-dealer nor is it affiliated with a broker-dealer.

Matthew Crispino, Esq.
Securities and Exchange Commission
Division of Corporation Finance
August 13, 2010

We respectfully submit that in light of Wynnefield Capital’s confirmations and the disclosures set forth in the Registration Statement such as “Questions and Answers Related to the Rights Offering,” page 1 et seq. and “Summary of Offering”, page 7 et seq., Wynnefield Capital is not an underwriter under Class 1 or Class 2.

With respect to Class 3 and assuming for the sake of our arguments that Wynnefield Capital is an affiliate of the Company, we respectfully suggest that Wynnefield Capital’s actions do not rise to the level of participating in this rights offering. Based on our experience and a review of recent rights offerings whose registration statements were recently declared effective by the SEC1, the terms of this rights offering are conventional and do not favor Wynnefield Capital in any particular manner. Indeed, with respect to the most important aspect of this rights offering – the determination of the offering price – no representative of Wynnefield Capital was a member of the Special Committee that was charged with the responsibility of determining the structure of the deal and the offering price, nor did any representative of Wynnefield Capital seek to influence the deliberations of the committee.

Also salient as to whether Wynnefleld was (or will be) a participant in this rights offering is what they are not or what they did not do:

(a)	Wynnefield Capital did not enter into any contractual arrangement with the Company with respect to this rights offering;

(b)	Wynnefield Capital is an advisor to hedge funds; it is not a registered broker-dealer;

(c)	Wynnefield Capital did not, and will not, receive any compensation with respect to this rights offering;
____________
1 See, e.g., Tejon Ranch Co., Form S-1/A, Registration No. 333-166167, p. iii (“Third Avenue Management LLC, which manages various funds and accounts that, in the aggregate, as of May 10, 2010, the last practicable date before the filing of this prospectus, owned approximately 28.91% of our outstanding shares, TowerView LLC, which, as of the record date, owned approximately 6.08% of our outstanding shares, and Carl Marks Management Company, L.P., which manages a private investment fund that, as of the record date, owned approximately 3.35% of our outstanding shares, have indicated that they may elect to participate in the rights offering and may elect to subscribe for additional shares pursuant to the over-subscription privilege. However, there is no guarantee or commitment that these stockholders will ultimately decide to exercise any of their rights, including their basic or over-subscription rights.”); PGT, Inc., Form S-1/A, Registration No. 333-164028, p. iii (“Five of our directors may be deemed to be affiliated with JLL Partners, Inc., which is in turn affiliated with JLL Fund IV, which owned approximately 52.6 % of our outstanding shares of common stock as of the record date and which has indicated to us that it intends to exercise its rights under the basic subscription privilege in full.  You should not view these intentions of JLL Fund IV as a recommendation or other indication, by it or any member of our board of directors, that the exercise of the subscription rights is in your best interests.”).

Assuming the Staff’s concurrence with our position articulated in this letter, we intend to insert the following language before the last sentence of the first Q&A on page 3 of the Company’s pre-effective amendment to the Registration Statement: “You should not view the intentions of the Wynnefield Persons as a recommendation or other indication, by them that the exercise of the subscription rights is in your best interests.”

Matthew Crispino, Esq.
Securities and Exchange Commission
Division of Corporation Finance
August 13, 2010

(d)	Wynnefield Capital will not purchase any securities from the Company in connection with this rights offering other than those securities that will be offered to all shareholders;

(e)	Wynnefield Capital did not sell or solicit offers to buy securities on behalf of the Company in connection with this rights offering;

(f)	Wynnefield Capital did not take on any obligation ordinarily associated with an underwriting (such as due diligence) in connection with this rights offering.

The presence or absence of the foregoing factors, we respectfully submit, are indicative of whether an underwriting relationship existed between Wynnefield Capital and the Company. The absence of these factors is substantiation that Wynnefield Capital has not participated and will not participate in the purchase of the Company’s securities with the view towards a distribution in connection with this rights offering.

We submit that the foregoing analysis is consistent with the views expressed by the Staff of the Commission in its Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, Staff Interpretation No. D.29. (July 1997) (“Staff Interpretation No. D.29”). Staff Interpretation No. D.29 provided the following list of factors for determining whether a person was acting as an underwriter on behalf of an issuer:

•	how long the selling shareholders have held the shares;

•	the circumstances under which they received them;

•	their relationship to the issuer;

•	the amount of shares involved;

•	whether the sellers are in the business of underwriting securities; and

•	finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Length of time shares have been held

The first factor is not applicable here since Wynnefield Capital has not yet purchased any shares in this rights offering.

Circumstances under which shares were received

The Wynnefield Persons are being offered the right to purchase additional shares of our common stock because of the Wynnefield Persons’ status as shareholders of the Company.  The same right is being offered to all other shareholders of the Company on a proportionate basis to each shareholder’s current ownership.

Matthew Crispino, Esq.
Securities and Exchange Commission
Division of Corporation Finance
August 13, 2010

Relationship to issuer

As we explained above, Mr.  Mamanteo, one of the Company’s directors, is Portfolio Manager at Wynnefield Capital.  Wynnefield Capital functions as the investment manager of the Wynnefield Persons, as described in the section of the Prospectus entitled “Security Ownership of Certain Beneficial Owners and Management.”  The Wynnefield Persons beneficially own greater than 5% of our securities.  There is no other relationship between the Company and Wynnefield Capital.

Amount of shares involved

Wynnefield Persons currently beneficially owns 12.71% of the Company’s issued and outstanding securities.  Assuming they fully participate in this rights offering, we believe that this percentage ownership might increase. Of course, this belief is based on the assumption that other shareholders of the Company may not participate fully in this rights offering. Any increase in the Wynnefield Persons’ share ownership might increase their ability to influence certain Company actions.

Whether the sellers are in the business of underwriting securities

If and when Wynnefield Capital exercises its right to purchase shares on behalf of the Wynnefield Persons in the rights offering, it will be doing so in the ordinary course of its business as an advisor to these hedge funds.  The Wynnefield Persons are not in the business of underwriting securities.

Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer

In the event that the Wynnefield Persons were to sell the shares acquired in our rights offering, they would act independently of us in making decisions with respect to the pricing, timing, manner, and size of each sale or sales and we would not receive any of the proceeds from the sale of such shares.  In addition, it would not receive a commission or any other remuneration from us for the sale of such shares.

Perhaps most important, to the Company’s knowledge, since its (and its predecessor’s) inception, Wynnefield Capital has only purchased the Company’s securities, it has never sold any securities it has acquired.

Accordingly, based upon all the facts and circumstances present, we respectfully submit that in the event that the Wynnefield Persons were to invest in our shares by participating in this rights offering, Wynnefield Capital, the advisor to the Wynnefield Persons, would not be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act.

Matthew Crispino, Esq.
Securities and Exchange Commission
Division of Corporation Finance
August 13, 2010

We trust that the foregoing is responsive to the Staff’s comments.  Please do not hesitate to call me at (212) 752-9700 if you have any questions.

Very truly yours, /s/ David E. Danovitch David E. Danovitch, Esq.

cc: Michael Jamieson